

MAIL STOP 7010

November 22, 2006

Luis García Limón
Director and Chief Executive Officer
Grupo Simec, S.A.B. de C.V.
Calzada Lazaro Cardenas 601
Colonia La Nogalera, Guadalajara,
Jalisco, Mexico 44440
(5233) 1057-5757

RE: Grupo Simec, S.A.B. de C.V.
Registration Statement on Form F-1
File No. 333-138239
Filed: October 26, 2006
Form 20-F for the Period Ended December 31, 2005

Dear Mr. García Limón:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range. When you complete the filing by filling in the numerous blanks, note that we may have additional comments.

2. Prior to the effectiveness of your registration statement, please provide us with a copy of the letter or call from the NASD indicating that the NASD has no objection to the underwriting compensation described in the filing.

3. We note that you have yet to file several exhibits. Please file these exhibits as soon as possible in order to give the staff adequate time to review them. Note that we may have comments after we review these materials.

4. Please provide us with copies of any graphics or photos you intend to include in your prospectus. Understand that we will review these materials and may have comments on them.

5. We note your recent release of financial results for the period ended September 30, 2006. Please update your filing to include these recent results.

6. We note that you refer to independent and/or other specialists throughout the filing, including the notes to your financial statements. It appears to us that you should either identify each expert you refer to or delete your reference to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit. Refer to Section 436(b) of Regulation C.

Prospectus Cover Page

7. Please include a price range as soon as practicable and allow us adequate time to review the filing with the price range before requesting effectiveness. Also, please indicate the number of shares offered and other information left blank in your prospectus. Please refer to Instruction 1 to Item 501(b)(3) of Regulation S-K. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

Summary, page 1

8. Ensure that the information you include in your summary and elsewhere is balanced. To the extent that you continue to cite competitive strengths, please review each one and revise as necessary to provide balancing information.

9. Please revise to explain here what "special bar quality" means.

Summary Consolidated Financial Information, page 8

10. We note that you have translated peso amounts into U.S. dollars for the convenience of the reader using exchange rates as of June 30, 2006 and December 31, 2005. It appears to us all convenience translations should be based on the exchange rate as of the most recent balance

     sheet date included in your filing pursuant to Rule 3-20(b) of Regulation S-X. Please advise or revise here and throughout your filing.

11. We note that you present EBITDA as a key financial measure here and on pages 12, 38 and 42. It is not clear to us that your current presentation complies with the guidance in SEC Release No. 33-8176. In this regard, it is unclear to us why you believe that the presentation of EBITDA provides useful information to investors regarding your financial condition and results of operations. In addition, we note that you have reconciled EBITDA to operating income under Mexican GAAP. However, we also note your references to net income, net cash flow from operating activities and net cash flow from investing and financing activities. It is therefore unclear to us what you view to be the most directly comparable financial measure to EBITDA. Please revise as appropriate. If you continue to include EBITDA, please ensure that your revised disclosures:
    - Include a reconciliation to the most directly comparable financial measure, which appears to be net income;
    - Exclude any items that are not inherent in the definition of EBITDA or re-name the measure you present; and
    - Specifically address the limits involved in excluding recurring items from a measure that is presented as a performance measure.

Risk Factor, page 14

12. Please include a risk factor that addresses the risks related to the disclosure requirements applicable to foreign private issuers versus domestic issuers. For instance, address the fact that you are not required to file quarterly reports.

"The operation of our facilities depends on good labor relations with our employees. Labor disruptions, strikes or significant negotiated wage increases could reduce…," page 16

13. In order to make this risk factor more currently material, please briefly disclose any recent significant labor disruptions.

"If we are unable to obtain or maintain quality and environmental management certifications..." page 18

14. We note that all of the facilities that sell to automotive parts customers are currently ISO 9001 or 14001 certified, as required and that you are currently in compliance with the new certification standards. Please revise to elaborate on this reasons that this risk factor is currently material or delete it.

"We depend on our senior management and their unique knowledge of our business and of the SBQ industry…," page 19

15. Since all companies rely on their key personnel, clearly explain how this specific risk applies to your company.

Use of Proceeds, page 26

16. We note that you plan to use the proceeds for general corporate purposes, including investments in fixed assets and potential acquisitions. As applicable, please disclose the information required by Item 3.C.1, 2, and 3 of Form 20-F.

Capitalization, page 27

17. Please remove "cash and cash equivalents" from the capitalization table.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Overview, page 43

18. Please revise this section to provide discussion and analysis of known trends, demands, commitments, events and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations; rather than a mere narrative recitation of the financial statements. Please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003).

Direct Cost of Sales, page 45

19. Disclose the difference between the average labor costs and raw materials costs in your Mexican versus your U.S. operations.

Marginal Profit, page 45

20. Please discuss in greater detail the reasons for the higher prices prevailing in the Mexican steel markets.

Indirect Manufacturing, Selling, General and Administrative Expenses, page 45

21. Please state with more specificity what the additional expenses from your Republic facilities were.

"Other Income…", page 46

22. Please disclose what your other income reflected in the six months ended June 30, 2006 versus the same period in 2005 as wells as the reasons for the changes from period to period.

Comparison of Years Ended December 31, 2005, 2004 and 2003, page 47

23. Please discus the extent to which you were able to pass on your raw materials costs to customers.   We note that a portion of your marginal profit was negatively impacted by these increases.

Capitalization, page 50

24. Please update your capitalization table as of a date no earlier than 60 days prior to the date of the registration statement. Please refer to Item 3.B of Form 20-F.

Liquidity and Capital Resources, page 50

25. Please disclose the material restrictive covenants on the GE Facility.

Business, page 59

Competition, page 75

26. We note that you believe that the geographic locations of your various facilities throughout Mexico and product variety helps you to maintain a competitive market position in Mexico and in the southwestern United States and that you believe your Mexicali mini-mill is one of the closest mini-mills to the southern California market, which provides a production and transportation cost advantage in northwestern Mexico and southern California. Please place this fact in context by disclosing, to the extent known, the other steel producers that are similarly situated geographically. Among your competitors, how unique is your position?

27. We note that you believe that you are the sole Mexican producer of 5 inch, 6 inch and 200 mm I-beams and that there is one other small producer of 4-inch I-beams and that these products accounted for approximately 10%, and 5% of your total finished product sales in 2004 and 2005, respectively. Please disclose the percentage of revenue derived from these products and the extent to which you face international competition for these products.

Environmental Matters, page 81

28. Please disclose any material expenditure made for environmental compliance or other governmental regulation. Refer to Item 4.B.8 of Form 20-F.

Shareholder Suits, page 105

29. Please revise to explain more fully the shareholders' rights to bring actions against the directors. For example, is there a length of time that the shareholder must have held shares prior to instituting an action? Also, please revise to give more details as to notification requirements. We note the statute of limitation disclosure.

Underwriting, page 118

30. Please state the address for your underwriter. Refer to Item 9.B.1 of Form 20-F.

31. Please disclose the circumstances under which Citigroup would consent to release the lock-ups.

32. Please tell us how and when the underwriter may decide to change the offering price after the offering. We may have further comment.

Where You Can Find Additional Information, page 124

33. We note your statement that each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit and that each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document. Please disclose that all material provisions of the contract or other documents are discussed in the prospectus.

Description of American Depositary Receipts

Fees and expenses, page 110

34. Please disclose any payments from the depositary bank to Grupo Simec, including whether any of the fees collected by the depositary bank will be forwarded to the issuer. Also, explain how the fees will be collected and any consequence of non-payment.

Audited Consolidated Financial Statements for the fiscal year ended December 31, 2005

Summary of Significant Accounting Policies, page F-10
(c) Basis of translation of financial statements of foreign subsidiaries, page F-12

35. Please tell us how you determined that SimRep is a foreign entity for translation purposes while Pacific Steel and Undershaft Investments are considered an integral part of operations.

Note 12. Income Tax, Asset Tax and Employee Profit Sharing and Tax Loss Carryforwards, page F-28

36. Please provide us a more comprehensive and specific explanation of the adjustments to income tax expense resulting from the treatment of your inventory and the reference to note 13c.

Note 19. Differences between Mexican and United States accounting principles, page F-41

General

37. We note that you acquired 50.2% of SimRep Corporation and that your controlling shareholder acquired the remaining 49.8%. Please explain your rights and your controlling shareholders rights regarding your interest and their interest. Please disclose why you and your controlling shareholder structured the acquisition in this manner and address the impact of this structure on your accounting. In addition, please tell us the amount of negative goodwill that was allocated proportionately to all non-current assets and explain the facts and circumstances that resulted in the negative goodwill.

38. We note that, under Mexican GAAP, you deduct freight expenses from net sales. Please clarify how you have considered paragraphs 6 and 7 of EITF 00-10 which would require shipping and handling costs to be classified as an expense and provide any additional disclosures that are necessary to comply with U.S. GAAP.

39. We note from your disclosure on page 74 that customer orders are generally cancelable without penalty. Please tell us what, if any, impact this arrangement has on your revenue recognition policy. In addition, please tell us what impact cancelled orders may have on the valuation of the associated inventory.

40. We note from your disclosure on page F-36 that, if you fail to comply with your supply agreements, customers have the right to reject and/or return the merchandise. Please tell us what consideration you have given to how this right of return should be accounted for under U.S. GAAP.

41. Please tell us what consideration you gave to how the items included in your other income/expense would be classified for under U.S. GAAP.

42. We note from your disclosure on page F-19 that you have contingent revenues, earnings and assets. Please provide us with a specific and comprehensive description of the nature of these balances. In addition, please tell us what consideration you have given to how these balances should be accounted for under U.S. GAAP.

43. Please tell us if, for U.S. GAAP purposes, the geographic regions of Mexico and the United States represent separate operating segments that you aggregate into one reportable segment. If they do, please provide us an analysis of how you considered paragraph 17 of SFAS 131 when you determined it was appropriate to aggregate your operating segments. In this regard, please ensure that you address the different economic characteristics of each region. To help us better understand this matter, please provide us with copies of the internal reports that are reviewed by your Chief Operating Decision Maker (CODM).

44. Tell us how you have considered paragraph 37 of SFAS 131 in determining whether you should provide specific disclosures about your product lines.

Statement of cash flows, page F-49

45. Please revise to more specifically disclose the nature of your adjustment for other non-cash investing activities in your reconciliation of net resources used under Mexican GAAP to U.S. GAAP.

PAV Republic, Inc. and Subsidiaries
General

46. Please explain to us how you determined that comparative financial statements for the interim period ended June 30, 2005 should not be included in your filing. Refer to Rule 3-05 of Regulation S-X.

Unaudited Pro Forma Condensed Combined Statements of Income for the Six Months Ended June 30, 2005 and for the Year Ended December 31, 2005
Note 2, page F-138

47. Please provide us a more comprehensive explanation of why you believe it is appropriate to eliminate the expenses associated with the PAV Republic stock option plan. In this regard, please tell us how you considered whether other forms of compensation would have been required in those time periods in order to retain the relevant employees of PAV Republic.

Form 20-F for the fiscal year ended December 31, 2005

Item 15. Controls and Procedures

48. We note your statement that your disclosure controls and procedures were designed to ensure that you record, process, summarize and report the information required to be disclosed in reports filed under the Exchange Act within the specified time periods.   Please confirm to us, and revise future filings to clarify, if true, that your disclosure controls and procedures are also designed for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may omit your definition of disclosure controls and procedures and simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patricia Armelin at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or Lesli Sheppard at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Marc M. Rossell, Esq.
        Walter Van Doren, Esq.